

Mail Stop 4631

June 23, 2009

Mr. John W. Prosser, Jr.
Chief Financial Officer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **RE:** **Form 10-K for the fiscal year ended September 30, 2008**
> **Forms 10-Q for the periods ended December 31, 2008 and March 31, 2009**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your response letter dated June 17, 2009 and have the following additional comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>Critical Accounting Policies, page 34</u>

1. We note your response to prior comment one from our letter dated May 19, 2009. The information you presented in your response to bullets 1, 3, 4 and 5 provide readers with the information necessary to understand your basis for identifying your reporting units, the underlying business activities are those reporting units,

and your basis for applying the Company's market multiple to your reporting units. Please expand your proposed revised disclosures accordingly.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Edward M. Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief